SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated February 17, 2004

                           Commission File No. 1-14838

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                          Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                          Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Rhodia's slide presentation of financial results for 2003.

Cautionary Statement Regarding Forward-looking Statements

Certain of the statements contained in these slides are not historical facts, including, without limitation, regarding Rhodia's strategy, plans or intentions, arc statements of future expectations and other forward-looking statements.

These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.

Many factors could cause the actual results, performance or achievements of Rhodia to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports and Registration Statements Rhodia has filed with the U.S. Securities and Exchange Commission.

Specific risk factors include (i) changes in the competitive and the regulatory framework in which Rhodia operates, in particular increased competition in the European specialty chemicals industry; (ii) changes in exchange rates, including particularly the exchange rate of the euro to the U.S. dollar and U.S. dollar-influenced currencies or the Brazilain real; (iii) changes in economic or technological trends; (iv) customers and market concentration; (v) changes in raw material prices, in particular the price of oil, (vi) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; (vii) Rhodia's substantial level of indebtedness and (viii) general competitive, legal, governmental, technological and market factors on a global, regional and/or national basis.

If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation. Rhodia undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Readers should consult the other documents that Rhodia files or submits to, from time to time, the U.S. Securities and Exchange Commission, including Rhodia's Annual Reports on Form 20-F and reports on Form 6-K.



slide 1
-------

2003: Rhodia changes direction

February 13, 2004

slide 2
-------

Rhodia's key challenges

     o Portfolio diversity with identified underperforming assets

     o High leverage

     o Organization and work processes too complex

     o Unfavorable business conditions

        - Foreign exchange rate

        - Exposure to raw material costs

slide 3
-------

Action Plan

Short Term

     o Comprehensive refinancing plan to secure medium-term liquidity

     o Corporate restructuring and cost reduction to create a lean, agile and efficient organization

     o Significant asset divestitures to focus portfolio and reduce debt

Long Term

     o Adherence to value-creating strategic plan

     o Management accountability to stay focused and deliver results slide 4
-------

2003: Rhodia changes direction

Deteriorated financials...

Requiring an aggressive recovery plan already well underway...

Enabling a strategic plan aimed at sustainable profitability & growth slide 5
-------

Deteriorated Financials

     o Operational losses

     o Long term assets value revisited

     o Limited increase in total net debt

slide 6
-------

Key financial higlights

                         (euro)m French GAAP       FY 2002   FY 2003
----------------------------------------------- ------------ ---------
Sales                                                 6,617     5,453
----------------------------------------------- ------------ ---------
----------------------------------------------- ------------ ---------
EBITDA (before restructuring costs)                     823       435

EBTIDA margin                                         12.4%      8.0%
----------------------------------------------- ------------ ---------
----------------------------------------------- ------------ ---------
EBITDA (before restructuring costs)                     798       364

EBTIDA margin                                         12.1%      6.7%
----------------------------------------------- ------------ ---------
----------------------------------------------- ------------ ---------
EBIT                                                    351      -159

Net profit/loss                                          -4    -1,351
----------------------------------------------- ------------ ---------
----------------------------------------------- ------------ ---------
Net debt (excluding off B/S and leases)               2,133    2,292*

Total net debt                                        3,209     3,240

*(euro)2,567m including (euro)275m impact leases

slide 7
-------

2003: a combination of three major negative factors

Exchange rate euros/US dollar
-----------------------------

Average 2002:  0.95

End of 2002:  1.05

Average 2003:  1.13

End of 2003:  1.26

[graphic omitted]

US, EU and Japan industrial production
--------------------------------------

[chart displaying percentage of fluctuations from 1999 to 2003 for each area]

[graphic omitted]



Oil - Brent since 1988 (US $)
-----------------------------

[chart displaying fluctuations since January 2, 1998 to January 2, 2004]

[Graphics omitted]

slide 8
-------

Quarterly EBITDA degradation vs. 2002

[graphic omitted]

Quarterly from Q1 2002 (in (euro)millions)

Q1 2002:  EBITDA: 198 (W/T restructuring) and 197 (actual)

Q2 2002:  EBITDA: 234 (W/T restructuring) and 227 (actual)

Q3 2002:  EBITDA: 190 (W/T restructuring) and 184 (actual)

Q4 2002:  EBITDA: 201 (W/T restructuring) and 189 (actual)

Q1 2003:  EBITDA: (W/T restructuring) and 112 (actual)

Q2 2003:  EBITDA: 127 (W/T restructuring) and 123 (actual)

Q3 2003:  EBITDA: 76 (W/T restructuring) and 45* (actual)

Q4 2003:  EBITDA: 112 (W/T restructuring) and 85 (actual)

*Post closing events: (euro)30m including (euro)17m restructuring




Margin by Division


--------------------------------------------------------- ---------------- -------------
In EBITDA margin points (before restructuring) on sales        2002            2003
--------------------------------------------------------- ---------------- -------------
Pharma & Agro                                                  11.2%           3.1%
--------------------------------------------------------- ---------------- -------------
Consumer Care & Food                                           14.5%          12.2%
--------------------------------------------------------- ---------------- -------------
Industrial Care & Services                                     14.5%          11.1%
--------------------------------------------------------- ---------------- -------------
Automotive, Electronics & Fibers                               14.4%           9.3%
--------------------------------------------------------- ---------------- -------------


slide 9
-------

Rhodia's 2003 full year EBITDA ((euro)m)

[graphic omitted]

                          2002 EBITDA: 798 (12% margin)
                          -----------------------------

          -103 (Structure- Intermediates, Rhodiaster, Flame Retardants)

              -71 (Conversion in US dollar, Brazilian real and GBP)

                        2002 Restated: 624 (margin 11.3%)
                        ---------------------------------

                               -178 (Raw material)

                                   -2 (Price)

                                  -53 (Volume)

                                24 (Fixed costs)

                                   -4 (Others)

                           -47 (Restructuring charges)

                         2003 EBITDA: 364 (margin 6.7%)
                         ------------------------------

[Graphics omitted]
slide 10
--------

Divisional variance analysis EBITDA ((euro)m)
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
                    2002         2002      Raw            Price      Volume &    Fixed costs   Restruc.       2003
                                            material                    mix
                    Hist. Rest.
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
Rhodia               798          624         -178         -2           -53          24           -47         364
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
Pharm & Agro         128          78          -30           9           -53          13            -           17
                                                                        ---          --
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
Consumer Care        334          286         -36          -39          24           16           -18         235
& Food                                                                  --           --           ---
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
Industrial           203          173         -68          32           11           -14           -          134
Care & Services                               ---          --
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------
Automotive,          215          202         -36          -7           -36           4           -6          121
Electr. & Fibers                                                        ---
---------------- ------------ ------------ ----------- ------------ ------------ ------------ ------------ -----------

[Graphics omitted]

slide 11

Operating working capital and CAPEX under control

Operating working capital (end of period - %)

[graphic omitted]

2000:  22% of sales

2001: 19% of sales

2002:  13% of sales

2003:  14% of sales

Capital expenditure

[graphic omitted]

2000:  450

2001:  483

2002:  374

2003:  233

[graphics omitted]

slide 12
--------

Increase in net debt due to reduced sales of receivables and lease capitalization)((euro)m)

[Graphic omitted]

                              2002 Net debt: 2,133
                              --------------------

Free Cash Flow (euro)-51m    -146 (Funds from operations)

                             -35 (Change in working capital)

                             233 (Capital expenditure)

                             208 (Securitization decrease)

                             275 (Lease capitalization)

                             -51 (Divestitures net)

                             -72 (Conversion impact on debt & others)

                              22 (Dividend)

                              2003 Net debt: 2,567
                              --------------------

[Graphics omitted]

slide 13
--------

A stable total net debt including off-balance sheet

                                               (euro)m  31/12/2002   31/12/2003
------------------------------------------------------- -----------  ----------
Net debt                                                     2,133        2,567
------------------------------------------------------- -----------  ----------
Securitization Trade Receivables (cash impact)                 531          378
------------------------------------------------------- -----------  ----------
Securitization Other Receivables (cash impact)                  90           35
------------------------------------------------------- -----------  ----------
Financial debt in equity affiliates*                           392          333
of which guaranteed amount                                     171          146
------------------------------------------------------- -----------  ----------
Guarantees other affiliates                                     26           27
------------------------------------------------------- -----------  ----------
Leasing (future rents)                                         258           87
------------------------------------------------------- -----------  ----------
Total net debt                                                3,209      3,240
------------------------------------------------------- -----------  ----------


[Graphics omitted]

slide 14
--------

Simplified balance sheet as of December 31, 2003

[Graphic omitted]

(euro)m (French GAAP)

Net current assets:  200

Fixed assets:  3,968

Leases:  275

Net debt:  2,292

Total Net debt:  2,567

LT liabilities:  1,326

Shareholders' equity (including minority interests):  275

[graphics omitted]

slide 15

Net debt breakdown

(euro)m

                                    As of Sept. 30, 2003   As of Dec. 30, 2003
--------------------------------- ----------------------- ---------------------
Bonds                                              2,062                 2,028

EMTN                                                 800                   800

High yield                                         1,002                   963

Other bonds                                           11                    35

US private placement                                 249                   230

Drawn bank debt & others                           1,174                 1,030
--------------------------------- ----------------------- ---------------------
--------------------------------- ----------------------- ---------------------
Total debt (excluding leases)                      3,236                 3,058

Cash and cash equivalents                          1,104                   766

Net debt (excluding leases)                        2,133                 2,292
--------------------------------- ----------------------- ---------------------
--------------------------------- ----------------------- ---------------------
Leases                                                 -                   275

Net Debt                                           2,133                 2,567
---------------------------------
[Graphics omitted]

slide 16
--------

Liquidity situation as of December 31, 2003

Overview of sources of financing

                                  Amount       Comments
------------------------------- ------------ -------------------------------------------
                                    (euro)
Net debt (excluding leases)         2.3bn       o   vs. (euro)2.1bn at December 31, 2002
------------------------------- ------------ -------------------------------------------
                                    (euro)
Public bonds                        1.8bn       o   (euro)800m EMTN (maturing 2005 & 2006)

                                                o   (euro)1bn high yield bonds (maturing 2010 & 2011)

                                                o   No maintenance financial covenants
------------------------------- ------------ -------------------------------------------
                                   (euro)
Bank lines                         1.0bn        o   Relaxed financial covenants

                                                o   c. (euro)1bn maintained until end of June 2004
--------------------------------- ------------ -----------------------------------------------------------------------
                                    (euro)
US private placement                 230m       o   Agreement reached with holders

                                                o   50% to be reimbursed in February 2004, and 50% in June 2004
--------------------------------- ------------ -----------------------------------------------------------------------

Existing bank lines will be replaced by a (euro)758m medium-term facility

[Graphics omitted]

slide 17
--------

Full year P&L statement

Poor economics leading to significant long term assets value adjustment

                                (euro)m (French GAAP)      2002 Hist.    2003
------------------------------------------------------- ------------ ---------
Sales                                                         6,617     5,453

EBITDA                                                          798       364

EBIT (excl. Goodwill Amortization)                              351      -159

Equity earnings in affiliates (net of income tax)               -38       -95

Interest expenses - net                                        -124      -250

Other gains and losses                                          -71       -98

Provision for income tax                                        -66      -142

Goodwill amortization                                           -47      -602

Minorities                                                       -9        -5

Net Income after Goodwill Amortization                           -4    -1,351

Net Income before Goodwill Amortization                          43      -749

EPS ((euro)) after Goodwill Amortization                        -0.02     -7.53



[Graphics omitted]

slide 18
--------

2003: Rhodia changes direction

Deteriorated financials...

Requiring an aggressive recovery plan already well underway...

Enabling a strategic plan aimed at sustainable profitability & growth slide 19
--------

Aggressive implementation of action plans announced in October 2003

----------------------- ---------------------------- ---------------------------- ----------------------------
                                Strengthen                   Streamline                     Refocus
----------------------- ---------------------------- ---------------------------- ----------------------------
                               Medium-term               Group's structure           Business portfolio
                           financial resources


                                       8




------------------------ ---------------------------- --------------------------- ----------------------------
Objectives                  Secure medium-term         o   Simplify                (euro)700m of divestiture
                                 liquidity                 organization             proceeds in 2004

                                                       o   Reduce cost
----------------------- ---------------------------- ---------------------------- ----------------------------
Achievements as of       >> Secured                    >>  New                         >>  Food
February 13                 Coordination                   Organization                    additives:
                            Agreement                      as of Nov.                      exclusive
                            signed                         2003                            negotiation
                                                                                           agreement
                         >>  USPP                      >>  SG&A                            signed
                             reimbursement                 restructuring
                             agreed                        plan launched               >>  Specialty
                                                                                           Phosphates:
                                                       >>  Framework                       divestiture
                                                           agreement with                  underway
                                                           French Trade
                                                           Unions
----------------------- ---------------------------- ---------------------------- ----------------------------

[graphics omitted]

slide 20
--------

Secure medium term financial resources

    o Existing credit lines representing (euro)970m maintained until end of June 2004

    o    (euro)758m medium-term syndicated secured credit line

    o    Rights issue during H1 2004

    o    Additional refinancing options explored

slide 21
--------

Streamline the organization and reduce cost

    o   A simplified organization

         -   Reduction of number of Enterprises from 17 to 9

         -   Key people named

    o   An aggressive SG&A cost reduction plan

        -    Target confirmed of (euro)165m by 2006 : -20% Vs 2003

        -    Timetable under control

        -    Information/consultation done

        -    Framework agreement with French Trade Unions

                   Target confirmed (euro)40m savings in 2004

    o   An industrial cost reduction plan

        -    Target confirmed of (euro)80m by 2006

        -    1st step PPA restructuring plan announcement

        -    Next steps during H I 04

                   Target confirmed (euro)10m savings in 2004

[Graphics omitted]

slide 22
--------

Refocus business portfolio

    o Exclusive negotiation agreement signed with Danisco for Rhodia's Food additives business. Closing in Q2.

    o Specialty Phosphates divestiture underway. Strong interest shown by both strategic players and financial sponsors.

    o Target of generating (euro)700m proceeds at an EV/EBITDA multiple of at least 7 confirmed slide 23
--------

2003: Rhodia changes direction

Deteriorated financials...

Requiring an aggressive recovery plan already well underway...

Enabling a strategic plan aimed at sustainable profitability & growth slide 24
--------

Managing for profitable growth

    o   Strong commitment to create value for shareholders

    o Portfolio based on select technologies with strong, sustainable competitive positions

    o   Prioritize development in China

    o   Management accountability to stay focused and deliver results slide 25
--------

Operating and financial targets

Short term (2004):
------------------

Cost savings: (euro)103m

Divestitures: (euro)700 (greater than 7 times EBITDA)

Complete financial fix

Medium term:
-----------

Positive net result by 2006*

*At current exchange rate and oil price

[Graphics omitted]

slide 26
--------

Two strategic pillars for sustainable growth

           ------------------------------------------------------- -----------------------------------------------
                 Applications Chemistry*                             Specialty Materials and Services

                  2003 Sales: (euro)2.2bn                                   2003 Sales: (euro)2bn

                2003 EBITDA/sales: 8.8%                                  2003 EBITDA/sales: 15.7%

                2003 EBITDA-CAPEX: (euro)63m                             2003 EBITDA-Capex: (euro)227m
           ------------------------------------------------------- ----------------------------------------------
                              Enterprises                                    Enterprises

              o    Performance Products for Multifunctional              o    Acetow
                   Coatings (PPMC)
                                                                         o    Eco Services
              o    Home, Personal Care & Industrial Ingredients
                   (HCPII)                                               o    Poyamide

              o    Rare Earths, Silicones and Silica Systems
                    (RE3S)

              o    Phosphorus & Performance Derivatives
           ------------------------------------------------------- -----------------------------------------------
                         Key Success Factors                                 Key Success Factors

              o    Formulation know-how                                  o    Cost competitiveness

              o    Market knowledge/customer partnership                 o    High rate of capacity utilization

              o    Technologies and Markets cross-fertilization          o    Very focused markets and customers

              o    Innovation pipeline                                   o    Long-term commercial relationships
 --------- ------------------------------------------------------  -----------------------------------------------
Strategic       Development & Growth                                  Reliable cash generation
intent
---------- ------------------------------------------------------  -----------------------------------------------

*proforma after Food additives and Specialty Phosphates divestitures

[graphics omitted]

slide 27
--------

Applications Chemistry: focus on profitable growth

    o    Competitive technologies drive value:

         -    Specialty Surfactants                   Eg: Car wash polymer

         -    Polyurethane Coating Systems            Eg: Car top coat and car
                                                      refinish

         -    Silicas Systems                         Eg: Tyres high performance
                                                      silica

         -    Phosphorus Derivatives                  Eg: Oil field drilling
                                                      fluids

    o    4 key markets served: Consumer, Paints, Automotive, Tyres.

    o    Main characteristics:

         -    Limited capital intensity (less than 0.7 in average).

         -    Moderate cyclicality/ limited impact of oil price.

         -    Significant part of production in dollar zone.

         -    Customer-oriented.

    o    Margins and growth secured by innovation:

         - Moving from molecules to solutions combining original functional molecules and technologies from Rhodia and its partners.

         -    Bridging chemistry with our partners' technologies.

                  Selective allocation of resources (market segments, innovation projects)

                  Focus on growth areas (customers, regions)

[Graphics omitted]

slide 28
--------

Specialty Materials and Services: focus on cash generation

    o Highly competitive technology position drives sustainable free cash flow:

         -    Polyamide

         -    Sulfuric Acid Regeneration

         -    Filter Tow

    o    4 key markets served: Advanced Fiber, Automotive, Tyres, Consumer

    o    Main characteristics:

         -    Two consistent cash generating activities: Eco Services and Acetow

         -    Market leadership position with best available technologies

         -    A solid and significant cash contributor: Polyamide

              -    A repositioning in the making

              - Capital required already invested (Available intermediates capacity sufficient for 5 years)

              -    Integration as a key success factor (Asia key target)

              -    Turnaround fibers (Nylstar, carpet )

                           Reliable cash generation

[Graphics omitted]

slide 29
--------

Fine Chemistry: focus on restructuring ad repositioning

Pharma Solutions

     Attractive range of technologies

         -    Specific Intermediates

         -    Chirality

     Turnaround based on:

         -    A more efficient leaner organization

         -    Portfolio opportunities creating a sustainable pipeline

         -    Helped by the industry recovery in 2006

     Limited Capex needs going forward

Perfumery, Performance and Agro

    o Capitalize on the global integrated dipehonls chain and turn it into a cash generator.

    o Restructure the agro synthesis business hurt by Chinese and Indian competition (portfolio pruning, facilities restructuring...)

Fine Chemistry

2003 Sales:  (euro)0.6bn

2003 EBITDA:  -0.5%

2003 EBITDA-Capex:  (euro)-34m

Key Success Factors

    o    Multi-step synthesis competence

    o    Fine organic technology toolbox

    o    cGMP manufacturing

    o    Development Services

    o    Product-trees synergies

A turn-around strategy >> Applications Chemistry and Specialty Materials and Services

[graphics omitted]

slide 30
--------

China development

Capture domestic demand and develop low cost production based on the fastest growing market for chemicals

Domestic market growth

    o    Beijing:  Surfactants (HPCII)

    o    Wu-Xi:  Surfactants (HPCII)

    o    Wu-Xi:  Gaiacol (PP&A)

    o    Wu-Xi:  IBCH (PP&A)

    o    Haining:  Vanillin (PP&A)

    o    Qingdao:  Silica (RE3S)

    o    Shanghai:  Silicones (RE3S)

    o    Pudong:  Engineering Plastics (Polyam)

    o    Qing-DAO:  Textile Yars (Polyam)

    o    Yingkou:  Textile Yars (Polyam)

Low cost sourcing for worldwide sales

    o    Bao-Tou:  Rare Earths (RE3S)

    o    Li-Yang:  Rare Earths (RE3S)

    o    Kunming:  Phosphorous (PP&F)

    o    Wu-Xi:  Paracetamol (RPS)

Rhodia sales 2003:  295m*

Employees:  1,638

Including JV:  3,438

*Domestic and export

Medium Term Objectives:

    o    10% of Rhodia's sales (x 2.5 vs. 2003)

    o    Profitability in line with Group profitability

[Map of China and Hong Kong with cities indicated]

[graphics omitted]

slide 31
--------

A lighter, stronger and refocused Rhodia

      2003            >>2004            >>2005          >>2006

Short term Recovery   Refocused Rhodia        Long term Profitable Growth

A 2006 focused and balanced business portfolio allowing us to:

    o    Develop Applications Chemistry as a growth platform

    o Sustain the Group's development through Specialty Materials & Services' sustainable cash generation

    o    Capitalize on a turnaround in Fine Chemistry

A lighter and refocused Rhodia with a sound financial structure

[graphics omitted]

slide 32
--------

This presentation contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements.

Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

slide 33
--------

Backup

February 13, 2004

slide 34
--------

Yearly analysis of sales variance

----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------
  (euro)m             2002       Structure      Conversion         2002          Volume        Price         2003
                     Hist.           %               %           Restated       + mix %          %
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------
Rhodia                6,617          -8.8             -7.8          5,520          -1.2            0         5,453
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------
Agro & Pharma         1,213        -20.27             -6.8            879         -10.1         +1.1           800
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------
Consumer Care &       2,325          +0.4            -10.7          2,086          -2.2         -2.0         2,092
Food
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------
Industrial Care       1,483          -7.5             -7.9          1,254          +1.6         +2.8         1,310
& Services
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------

Auto, Electro &       1,502          -0.8             -5.3          1,411          -1.3         -0.5         1,386
Fibers
----------------- ------------- ------------- ---------------- -------------- ------------- ------------ -------------


[Graphics omitted]

slide 35
--------

Goodwill and other long term assets impairment

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
           (euro)m                   Goodwill               Intangible           Tangible Assets             Total
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Chirex                                  232                       -                     31                    263
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
A & W                                   289                      18                     48                    355
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Nylstar                                   -                      27                      -                     27
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Taxes & Others                           25                     193                     11                    229
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Total                                   546                     238                     90                    875
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

[Graphics omitted]
slide 36
--------

Q3 P & L Statement

---------------------------------------------------- ------------------ ------------------------------------
                                                               Published Oct. 30          Published Feb. 13
---------------------------------------------------- ------------------ ------------------------------------
                            (euro)m (French GAAP)          Q3 2003           Q3 2003*           Q3 2003
                                                                           restatement
                                                                                               restated
---------------------------------------------------- ------------------ ------------------ -----------------
Sales                                                        1,299                  -             1,299
---------------------------------------------------- ------------------ ------------------ -----------------
EBITDA (before restructuring)                                   89                -13                76
---------------------------------------------------- ------------------ ------------------ -----------------
EBITDA                                                          75                -30                45
---------------------------------------------------- ------------------ ------------------ -----------------
EBIT (excl. Goodwill Amortization)                             -24               -140              -164
---------------------------------------------------- ------------------ ------------------ -----------------
Equity earnings in affiliates (net of income tax)              -13                -27               -40
---------------------------------------------------- ------------------ ------------------ -----------------
Interest expense-net                                           -36                 -9               -45
---------------------------------------------------- ------------------ ------------------ -----------------
Other gains and losses                                         -16                -40               -53
---------------------------------------------------- ------------------ ------------------ -----------------
Provision for income tax                                        -3               -167              -170
---------------------------------------------------- ------------------ ------------------ -----------------
Goodwill amortization                                          -10               -546              -556
---------------------------------------------------- ------------------ ------------------ -----------------
Minorities                                                      -1                  0                -1
---------------------------------------------------- ------------------ ------------------ -----------------
Net Income after Goodwill Amortization                         -99               -929            -1,028
---------------------------------------------------- ------------------ ------------------ -----------------
Net Income before Goodwill Amortization                        -89               -383              -472
---------------------------------------------------- ------------------ ------------------ -----------------
EPS ((euro))                                                 -0.55                  -             -5.74
---------------------------------------------------- ------------------ ------------------ -----------------


* Q4 closing events in Q3 as Post closing events

[Graphics omitted]

slide 37
--------

Q4 P& L Statement

---------------------------------------------------- -------------- ------------
                             (euro)m (French GAAP)      Q4 2002        Q4 2003
                                                         Hist.
---------------------------------------------------- -------------- ------------
Sales                                                    1,528         1,318
---------------------------------------------------- -------------- ------------
EBITDA                                                     189            85
---------------------------------------------------- -------------- ------------
EBIT (excl. Goodwill Amortization)                          81           -17
---------------------------------------------------- -------------- ------------
Equity earnings in affiliates (net of income tax)           -9           -17
---------------------------------------------------- -------------- ------------
Interest expense-net                                       -18          -141
---------------------------------------------------- -------------- ------------
Other gains and losses                                      -1           -33
---------------------------------------------------- -------------- ------------
Provision for income tax                                   -25            41
---------------------------------------------------- -------------- ------------
Goodwill amortization                                       -9            -5
---------------------------------------------------- -------------- ------------
Minorities                                                   -            -1
---------------------------------------------------- -------------- ------------
Net Income after Goodwill Amortization                      19          -172
---------------------------------------------------- -------------- ------------
Net Income before Goodwill Amortization                     28          -168
---------------------------------------------------- -------------- ------------
EPS ((euro))                                              0.11          0.94
---------------------------------------------------- -------------- ------------

[Graphics omitted]

slide 38
--------

Q4 2003: a significant decrease vs. Q4 2002 ((euro)m)

                              Q4 2002 Sales: 1,523
                              --------------------
                                -5.3% (Structure)

                               -5.1% (Conversion)

                             Q4 2002 Restated: 1,369
                             -----------------------
                               0.3% (Volume & mix)

                                   -4% (Price)

  Q4 2003 Sales: 1,318 (representing a decrease of -3.7% from Q4 2002 Restated)

[Graphics omitted]

slide 39
--------

Q4 2003 Vs Q4 2002
Quarterly analysis of sales variance

----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
  (euro)m            Q4 02        Perimeter      Conversion        Q4 02         Volume        Price        Q4 03
                                      %               %            Restr.          %             %
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
Rhodia                1,528           -5.3             -5.1         1,369          +0.3         -4.0         1,318
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
Agro & Pharma           310          -20.6             -3.7           235          -8.4         -7.4           198
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
Consumer Care &         538           -0.7             -9.0           485          +3.4         -2.8           489
Food
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
Industrial Care         336           -4.6             -4.5           305          +2.4         -0.5           311
& Services
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------
Auto, Electro &         378            0.0             -1.4           373          +1.8         -6.3           356
Fibers
----------------- ------------- -------------- ---------------- ------------- ------------- ------------ -------------

slide 40
--------

2003 Q4 EBITDA ((euro)m)

[graphic omitted]

                       Q4 2002 EBITDA: 189 (12.4% margin)
                       ---------------------------------
                                 -16 (Structure)

                                 -4 (Conversion)

                              Q4 2002 Restated: 169
                              ---------------------
                              -15 (Restr. Charges)

                               -12 (Raw material)

                                   -52 (Price)

                                   12 (Volume)

                                -14 (Fixed costs)

                                   -3 (Others)

                        Q4 2003 EBITDA: 85 (6.5% margin)
                        --------------------------------

[graphics omitted]

slide 41
--------

Streamline

Cumulative savings from launched restructuring plans

[graphic omitted]

------------------------------- -------------- ---------------- ---------------
                                    2004E           2005E           2006E
------------------------------- -------------- ---------------- ---------------
New SG&A Plan                         40             120             165
------------------------------- -------------- ---------------- ---------------
Industrial Plans                      10             45               80
------------------------------- -------------- ---------------- ---------------
2003 Restructuring Plans              53             53               53
------------------------------- -------------- ---------------- ---------------
Total ((euro)m)                      103             218             298
------------------------------- -------------- ---------------- ---------------
[graphics omitted]


slide 42
--------

Consumer Care & Food division

    o HPCII: A difficult position in STPP and adverse condition in the personal care market combined with delayed innovation

    o    Food:  Resistance in competitive environment

    o Specialty Phosphates: Severe raw material increase while insufficient market power to get successful price increase before 03 Year End

    o Phosphorus and Performance Derivatives: Growth in volume despite Flame retardant divestiture

    o Acetow: Growth in volume boosted by new capacity and a strong Euro affecting slightly the profitability


----------------- ---------- ----------- ---------- ---------- ----------
(euro)m            Q4 2002    Q3 2003     Q4 2003    2002       2003
----------------- ---------- ----------- ---------- ---------- ----------
Sales             538        516         489        2,325      2,092
----------------- ---------- ----------- ---------- ---------- ----------
EBITDA            73         48          50         334        235
----------------- ---------- ----------- ---------- ---------- ----------
EBITDA margin     13.6%      9.4%        10.3%      14.3%      11.2%
----------------- ---------- ----------- ---------- ---------- ----------


[graphics omitted]

slide 43
--------

Full year EBITDA for Consumer Care & Food ((euro)m)

[graphic omitted]

                         2002 EBITDA: 334 (14.3% margin)
                         -------------------------------

                                 -11 (Structure)

                                -36 (Conversion)

                               2002 Restated: 286
                               ------------------
                              -18 (Restr. Charges)

                               -36 (Raw material)

                                   -39 (Price)

                                24 (Volume & mix)

                                16 (Fixed costs)

                                   0 (Others)

                         2003 EBITDA: 235 (11.2% margin)
                         -------------------------------

[graphics omitted]

slide 44
--------

Consumer Care & Food

    o    2004 key challenges:

         -    Focus on growth

              o        Through innovation

              o        By cost and cash effective debottlenecking

              o        By key account management at a WW and regional level

         - Towards a leaner and cost effective organization with PPF formation slide 45
--------

Industrial Care & Services division

              o Silicones: A severe result degradation marked by a squeeze of increased raw material costs and significant price pressure

              o Rhodia Silicas Systems: Good performance of the business marked by higher volume thanks to key account positioning but price pressure

              o PPMC: Local difficulty with our Solvant Business in Brazil

              o Eco services: Continuous growth thanks to key accounts positioning





----------- ---------- ---------- ----------- ----------- ---------
(euro)m     Q4 2002    Q3 2003    Q4 2003     2002        2003
----------- ---------- ---------- ----------- ----------- ---------
Sales       336        328        311         1,483       1,310
----------- ---------- ---------- ----------- ----------- ---------
EBITDA      39         32         28          203         134
----------- ---------- ---------- ----------- ----------- ---------
EBITDA      11.6%      9.7%       9.1%        13.7%       10.3%
margin
----------- ---------- ---------- ----------- ----------- ---------


[graphics omitted]
slide 46
--------

Full year EBITDA for Industrial Care & Services ((euro)m)

                         2002 EBITDA: 203 (13.7% margin)
                         -------------------------------

                                 -7 (Structure)

                                -23 (Conversion)

                               2002 Restated: 173
                               ------------------
                               -1 (Restr. Charges)

                               -68 (Raw material)

                                   32 (Price)

                                   11 (Volume)

                                -14 (Fixed costs)

                                   0 (Others)

                         2003 EBITDA: 134 (10.3% margin)
                         -------------------------------

[graphics omitted]

slide 47
--------

Industrial Care & Services

    o    2004 key challenges:

         - Maintain and strengthen positions on markets with strong growth and high added value

         -  Recovery in volumes for silicones

         -  Industrial reliability for PPMC and market turnaround in Brazil slide 48
--------

Automotive, Electronics & Fibers division

    o    Technical Fibers:  Unfavorable market conditions marked by a low demand

    o Engineering Plastics: Continued volume growth mainly on the Auto segment: +13%

    o Polyamide Intermediates: A low demand on downstream segments Textile, Fibers & Carpets. Overall a year marked by significant raw material increase and a weak US dollar detrimental to the competitiveness of the polyamide value chain while significant low volume in Q3 2003 where offset by a modest rebound in Q4.

------------- ----------- ---------- ---------- ---------- ---------
(euro)m       Q4 2002     Q3 2003    Q4 2003    2002       2003
------------- ----------- ---------- ---------- ---------- ---------
Sales         378         307        356        1,502      1,386
------------- ----------- ---------- ---------- ---------- ---------
EBITDA        60          6          46         215        121
------------- ----------- ---------- ---------- ---------- ---------
EBITDA        16.0%       1.9%       13.0%      14.3%      8.7%
margin
------------- ----------- ---------- ---------- ---------- ---------


[graphics omitted]

slide 49
--------

Full year EBITDA for Automotive, Electronics & Fibers ((euro)m)

[graphic omitted]

                         2002 EBITDA: 215 (14.3% margin)
                         -------------------------------
                                 -3 (Structure)

                                -10 (Conversion)

                               2002 Restated: 202
                               ------------------

                               -6 (Restr. Charges)

                               -36 (Raw material)

                                   -7 (Price)

                                  -36 (Volume)

                                 4 (Fixed costs)

                                   0 (Others)

                         2003 EBITDA: 121 (8.7% margin)
                         ------------------------------

[graphics omitted]

slide 50
--------

Automotive, Electronics & Fibers

    o    2004 key challenges:

         -  Continue volume growth (engineering plastics & intermediates)

         - Continue the successful development of EOLYS in Autocat market for Diesel engine and continue industrial transfer in China

         - Continued restructuring in downstream segments: Textile and Carpets slide 51
--------

Pharma & Agro division

    o Rhodia Pharma solutions: Postponement of key launches resulted in lower activity as announced in July 2002

    o Perfumery Performance and Agro: Intense competition from production zone linked to the US Dollar mainly China put pressure on volume and price

    o Intermediates: Strong Raw Material impact partially offset by price index formula. Continuous reliability issues with TDI in Europe

---------------  -----------  ----------  ----------  ---------  ----------
(euro)m          Q4 2002      Q3 2003     Q4 2003      2002       2003
---------------  -----------  ----------  ----------  ---------  ----------
Sales            310           182         198         1,213      800
---------------  -----------  ----------  ----------  ---------  ----------
EBITDA           33           -17         19           128        17
---------------  ----------- ----------   ----------  ---------  ----------
EBITDA           10.7%        -9.2%        9.7%        10.5%      2.1%
margin
---------------  ----------- ----------   ----------  ---------  ----------


[graphics omitted]

slide 52
--------

Full year EBITDA for Pharma & Agro ((euro)m)

[graphic omitted]

                         2002 EBITDA: 128 (10.5% margin)
                         -------------------------------

                                 -36 (Structure)

                                -14 (Conversion)

                                2002 Restated: 78
                                -----------------

                               0 (Restr. Charges)

                               -30 (Raw material)

                                    9 (Price)

                               -53 (Volume & mix)

                                13 (Fixed costs)

                                   0 (Others)

                           2003 EBITDA: 17 (2% margin)
                           ---------------------------

slide 53
--------

Pharma & Agro

    o    2004 key challenges:

         - Consolidation of Rhodia offer through the Rhodia Pharma Solutions to provide the broadest offer available on the market while filling the pipe of new products

         - Rebuild profitability through strong market positions held in perfumery and performance products

         -    Continue the Division manufacturing footprint optimization

                   o    Restructuring PPA Organic Plan announced Dec 23rd.

                   o    Restore reliability within Intermediates manufacturing
                        units
slide 54
--------

Strategic raw material index

[graphic omitted]

Average 2001 = 110

Q1/01:  119

Q2/01:  114

Q3/01:  105

Q4/01:  100

Average 2002 = 100

Q1/02:  94

Q2/02:  99

Q3/02:  103

Q4/02:  104

Average 2003=109

Q1/03:  111

Q2/03:  114

Q3/03:  105

Q4/03:  107

[Graphics omitted]



slide 55
--------

Continued headcount reduction

[graphic omitted]

                           Dec. 2002 Headcount: 24,523
                           ---------------------------

                                 -13 (structure)

                           Dec. 2002 Restated: 24,510
                           --------------------------

                           726 (External recruitments)

                                -2,177 Departures

                               Net Decrease: -5.9%

                           Dec. 2003 Headcount: 23,059
                           ---------------------------

[graphics omitted]



slide 56
--------

Continued headcount reduction

At Dec 2003 constant Perimeter

    o    Evolution 2003:  -5.9%

    o    Evolution 2002:  -7.7%

    o    Evolution 2001:  -5.6%

    o    Dec. 2003 vs. Dec 2000:  17.9%

[Graph displaying information on historical headcount and headcount at constant perimeter from December 2000 to December 2003]

[graphics omitted]

slide 57
--------

Stock performance

Variance end 2002/end 2003

[graphic omitted]

Rhodia: - 55%

Clariant:  -17%

ICI:  -13%

DSM:  -10%

Ciba:  3%

Degussa :  16%

Average: -13%

Source :  Thomson Financial, last closing



slide 58
--------

Capital structure

% of capital as of November 2003

Aventis:  15.3

Credit Lyonnais:  9.9

Artisan Partners:  6.4

Groupe Bruxelles Lambert:  4.9

French Institutions:  15.5

Foreign Institutions North America:  4

Foreign Institutions Europe (ex. France):  5.7

Foreign institutions others:  14.3

Individuals:  17.4

Employee Shareholders:  6.6

Source:  Euroclear and Thomson Financial

                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 17, 2004                        RHODIA


                                           By: /s/ PIERRE PROT
                                              --------------------
                                              Name: Pierre PROT
                                              Title:   Chief Financial Officer